BC PARTNERS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70308

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __BC PARTNERS SECURITIES LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__650 MADISON AVENUE, 3RD FLOOR__
(No. and Street)

__NEW YORK__	__NY__	__10022__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__ROBERT FORTINO__	__212-751-4422__	__RFORTINO@DFPPARTNERS.COM__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__CIRTIN COOPERMAN & COMPANY, LLP__
(Name – if individual, state last, first, and middle name)

__50 ROCKEFELLER PLAZA__	__NEW YORK__	__NY__	__10020__
(Address)	(City)	(State)	(Zip Code)
__11/02/2005__		__2468__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Leland _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BC Partners LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> **LORI ALESSI**
> NOTARY PUBLIC, STATE OF NEW YORK
> Registration No. 01AL6425911
> Qualified In Queens County
> Commission Expires November 29, 2025

Signature: _____

Title: _____
Chief Executive Officer

Lori Alessi
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
BC Partners Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BC Partners Securities LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of BC Partners Securities LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BC Partners Securities LLC's management. Our responsibility is to express an opinion on BC Partners Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to BC Partners Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as BC Partners Securities LLC's auditor since 2019.
New York, New York
March 31, 2025

BC PARTNERS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

A S S E T S

Cash and cash equivalents	$	11,265,188
Accounts receivable, net of allowance for expected credit losses		350,000
Other assets		654
TOTAL ASSETS	$	11,615,842

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses	$	62,736
Due to affiliate		172,367
TOTAL LIABILITIES		235,103
Liabilities subordinated to claims of general creditors		
Subodinated loan principal		6,435,887
Interest Payable		322,500
Member's Equity:		
Member's equity		5,253,863
Accumulated earnings/(deficit)		(631,511)
MEMBER'S EQUITY		4,622,352
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	11,615,842

NOTE 1   DESCRIPTION OF ORGANIZATION AND BUSINESS

BC Partners Securities LLC (the "Company") was formed on December 17, 2018 as a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") effective June 12, 2019. The Company does not carry securities accounts for customers, or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of BC Partners Inc. (the "Parent" or "BC Partners"). The Company operates from an office in New York City.

The Parent, through its SEC-registered investment adviser, BC Partners Advisors L.P., and its European Exempt Reporting Advisor, BC Partners LLP (together, the "BC Partners Investment Advisers") sponsors and acts as an investment adviser to several private equity funds that purchase or make investments in certain companies ("Portfolio Companies") across Europe and North America (the "BC Partners Private Funds").

The Company acts as underwriter in connection with securities issued by the Portfolio Companies (e.g., equity, equity-linked offerings and notes and loan offerings), which may include but are not limited to, initial public offerings, follow-on offerings, secondary offerings, unsecured and secured bond offerings and secured loan offerings. As an underwriter, the Company advises Portfolio Company issuers in connection with pricing, timing, and market conditions. The Company is engaged in securities and investment banking activities whereby it performs transaction-related, private placement of securities, and trading securities for its own account.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company maintains deposits with financial institutions in an amount that is in excess of federally insured limits by approximately $11,015,000; however, the Company does not believe it is exposed to any significant credit risk. The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Hierarchy

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. U.S. GAAP establishes a hierarchy that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs when determining fair value estimates. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The recorded amounts of cash and cash equivalents, other assets, accrued expenses, and due to affiliate approximate their fair value due to the short-term nature of these financial assets and liabilities.

Leases

The Company recognizes and measures its leases in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 842, *Leases*. The Company evaluated its existing vendor agreements, including its expense sharing agreement, for the recognition criteria under the existing guidance for lease accounting. It was determined that during the year ended December 31, 2023, no agreements or arrangements existed that would be classified as a lease under the adopted guidance.

Allowance for Credit Losses

The Company recognizes allowance for credit losses in accordance with ASC Topic 326, *Financial Instruments — Credit Losses* ("ASC Topic 326"). The allowance for credit losses impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Credit Losses (continued)

The Company will continue to evaluate the appropriateness of a credit loss allowance as facts and circumstances may evolve.

Segment reporting:

Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update No. 2023-07, *Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosure* ("ASU 2023-07"). ASU 2023-07 improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The Company is required to provide all annual disclosures about reportable segment profit or loss and assets as required by ASU 2023-07 for interim periods.

In accordance with ASU 2023-07, the Company is required to disclose significant segments expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount for other segment items including a description of the composition. Additionally, ASU 2023-07 requires the Company to disclose the title and position of the CODM along with an explanation of how the CODM uses reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 also requires the Company to clarify if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources.

NOTE 3   RELATED PARTY TRANSACTIONS

The Company and BC Partners Advisors L.P. ("the Affiliate") have an expense sharing agreement dated June 12, 2019, which covers administrative, facility, salary, and other back office services. As of December 31, 2024, the Company owed approximately $172,367 to the Affiliate for payments the Affiliate made on behalf of the Company relating to the expense sharing agreement.

The Company also has a long-term subordinated loan of $5,000,000 from its parent at 4.5% annual interest rate. Accrued interest payable on this subordinated loan is considered as additional subordinated capital for purposes of computing net capital. The accrued interest payable for the year ended at December 31, 2024, was $322,500 and the cumulative accrued interest, since inception is $1,758,387. The maturity date for this subordinated loan is October 21, 2026. All subordinated loans were pre-approved by FINRA.

NOTE 4   REGULATORY REQUIREMENTS

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the Company to maintain minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness", as defined, and a ratio of aggregate indebtedness to net capital not to exceed 18 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company had net capital of $11,058,321, and net capital requirements of $100,000 resulting in excess net capital of $10,958,321.

NOTE 5   INCOME TAXES

The Company is a limited liability company and is treated as a disregarded entity for federal, state and city income tax purposes; therefore, it does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the Parent and included in the calculation of the Parent's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statement.

At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances require.

NOTE 6   COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, various legal actions may be taken against the Company. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on the Company's financial statements.

NOTE 7   SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer such as debt and equity underwritings. The Company has identified its Chief Executive Officer as the CODM, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The segment assets are the same as those reported in the Company's statement of financial condition.

NOTE 8   SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred through the date the financial statement was issued and determined there are no subsequent events requiring adjustments to or disclosure in the financial statement.